UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PDL BioPharma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

69329Y104
(CUSIP Number)

May 6, 2008
(Date of Event which Requires Filing of this Schedule)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 21 Pages

CUSIP No. 69329Y104	13G	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

$30,100,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 1,848,922 shares of Common Stock

$60,400,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,384,194 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

$30,100,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 1,848,922 shares of Common Stock

$60,400,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,384,194 shares of Common Stock

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$30,100,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 1,848,922 shares of Common Stock

$60,400,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,384,194 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69329Y104	13G	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSONS Highbridge Convertible Arbitrage Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

$7,400,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 454,552 shares of Common Stock

$4,100,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 297,602 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

$7,400,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 454,552 shares of Common Stock

$4,100,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 297,602 shares of Common Stock

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$7,400,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 454,552 shares of Common Stock

$4,100,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 297,602 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.63%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69329Y104	13G	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSONS STAR L.P. (a statistical arbitrage strategy)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 254,332 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 254,332 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,332 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.21%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69329Y104	13G	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSONS Highbridge Statistical Market Neutral Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69329Y104	13G	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSONS Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69329Y104	13G	Page 7 of 21 Pages

1	NAMES OF REPORTING PERSONS SGAM AI Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxemburg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69329Y104	13G	Page 8 of 21 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

$37,500,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 2,303,475 shares of Common Stock

$64,500,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,681,797 shares of Common Stock

254,400 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

$37,500,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 2,303,475 shares of Common Stock

$64,500,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,681,797 shares of Common Stock

254,400 shares of Common Stock

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$37,500,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 2,303,475 shares of Common Stock

$64,500,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,681,797 shares of Common Stock

254,400 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

CUSIP No. 69329Y104	13G	Page 9 of 21 Pages

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 69329Y104	13G	Page 10 of 21 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

$37,500,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 2,303,475 shares of Common Stock

$64,500,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,681,797 shares of Common Stock

254,400 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

$37,500,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 2,303,475 shares of Common Stock

$64,500,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,681,797 shares of Common Stock

254,400 shares of Common Stock

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$37,500,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 2,303,475 shares of Common Stock

$64,500,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,681,797 shares of Common Stock

254,400 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

CUSIP No. 69329Y104	13G	Page 11 of 21 Pages

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69329Y104	13G	Page 12 of 21 Pages

1	NAMES OF REPORTING PERSONS Henry Swieca
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

$37,500,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 2,303,475 shares of Common Stock

$64,500,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,681,797 shares of Common Stock

254,400 shares of Common Stock

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

$37,500,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 2,303,475 shares of Common Stock

$64,500,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,681,797 shares of Common Stock

254,400 shares of Common Stock

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$37,500,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012, convertible into 2,303,475 shares of Common Stock

$64,500,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due August 16, 2023, convertible into 4,681,797 shares of Common Stock

254,400 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

CUSIP No. 69329Y104	13G	Page 13 of 21 Pages

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69329Y104	13G	Page 14 of 21 Pages

Item 1(a).	NAME OF ISSUER.
PDL BioPharma, Inc. (the “Company”)

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:.
1400 Seaport Boulevard, Redwood City, CA 94063

Item 2(a).	NAME OF PERSON FILING
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
Item 2(c).	CITIZENSHIP

Highbridge International LLC

c/o Harmonic Fund Services

The Cayman Corporate Centre, 4th Floor

27 Hospital Road

Grand Cayman, Cayman Islands, British West Indies

Citizenship: Cayman Islands, British West Indies

Highbridge Convertible Arbitrage Master Fund, L.P.

c/o Harmonic Fund Services

The Cayman Corporate Centre, 4th Floor

27 Hospital Road

Grand Cayman, Cayman Islands, British West Indies

Citizenship: Cayman Islands, British West Indies

STAR, L.P. (a statistical arbitrage strategy)

c/o Harmonic Fund Services

The Cayman Corporate Centre, 4th Floor

27 Hospital Road

Grand Cayman, Cayman Islands, British West Indies

Citizenship: Cayman Islands, British West Indies

Highbridge Statistical Market Neutral Fund

c/o Highbridge Capital Management, LLC

9 West 57th Street, 27th Floor

New York, New York 10019

Citizenship: State of Delaware

Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P.

c/o Harmonic Fund Services

The Cayman Corporate Centre, 4th Floor

27 Hospital Road

Grand Cayman, Cayman Islands, British West Indies

Citizenship: Cayman Islands, British West Indies

SGAM AI Equity Fund

170 Place Henri Regnault-La Defense 6

92043 Paris - La Defense Cedex

France

Citizenship: Luxemburg

CUSIP No. 69329Y104	13G	Page 15 of 21 Pages

Highbridge Capital Management, LLC

9 West 57th Street, 27th Floor

New York, New York 10019

Citizenship: State of Delaware

Glenn Dubin

c/o Highbridge Capital Management, LLC

9 West 57th Street, 27th Floor

New York, New York 10019

Citizenship: United States

Henry Swieca

c/o Highbridge Capital Management, LLC

9 West 57th Street, 27th Floor

New York, New York 10019

Citizenship: United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP NUMBER:
69329Y104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 69329Y104	13G	Page 16 of 21 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, (i) Highbridge International LLC beneficially owns $30,100,000 aggregate principal amount of 2.00% Convertible Senior Notes due February 15, 2012 (the "2012 Notes"), convertible into 1,848,922 shares of Common Stock (not counting any accrued and unpaid interest on the 2012 Notes) and $60,400,000 aggregate principal amount of 2.75% Convertible Subordinated Notes due April 16, 2023 (the "2023 Notes" and together with the 2012 Notes, the "Notes"), convertible into 4,384,194 shares of Common Stock (not counting any accrued and unpaid interest on the 2023 Notes), (ii) Highbridge Convertible Arbitrage Master Fund, L.P. beneficially owns $7,400,000 aggregate principal amount of the 2012 Notes, convertible into 454,552 shares of Common Stock (not counting any accrued and unpaid interest on the 2012 Notes) and $4,100,000 aggregate principal amount of the 2023 Notes, convertible into 297,602 shares of Common Stock (not counting any accrued and unpaid interest on the 2023 Notes), (iii) STAR, L.P. (a statistical arbitrage strategy) beneficially owns 254,332 shares of Common Stock, (iv) Highbridge Statistical Market Neutral Fund beneficially owns 33 shares of Common Stock, (v) Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P. beneficially owns 32 shares of Common Stock, (vi) SGAM AI Equity Fund beneficially owns 3 shares of Common Stock and (vii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the $37,500,000 aggregate principal amount of the 2012 Notes, convertible into 2,303,475 shares of Common Stock (not counting any accrued and unpaid interest on the 2012 Notes) beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P., the $64,500,000 aggregate principal amount of the 2023 Notes, convertible into 4,681,797 shares of Common Stock (not counting any accrued and unpaid interest on the 2023 Notes) beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. and the 254,400 shares of Common Stock beneficially owned by STAR, L.P. (a statistical arbitrage strategy), Highbridge Statistical Market Neutral Fund, Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P. and SGAM AI Equity Fund.

Highbridge Capital Management, LLC is the sub-advisor to Highbridge Statistical Market Neutral Fund and SGAM AI Equity Fund and is the trading manager of Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P. and STAR, L.P. (a statistical arbitrage strategy). Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge

CUSIP No. 69329Y104	13G	Page 17 of 21 Pages

International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Statistical Market Neutral Fund, Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P., STAR, L.P. (a statistical arbitrage strategy) and SGAM AI Equity Fund.

(b)	Percent of class:

The Company's quarterly report for the quarterly period ended March 31, 2008 filed on Form 10-Q on May 12, 2008, indicates that as of May 6, 2008, there were 119,308,001 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock and assuming the conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 4.96% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed to beneficially own 0.63% of the outstanding shares of Common Stock of the Company, (iii) STAR, L.P. (a statistical arbitrage strategy) may be deemed to beneficially own 0.21% of the outstanding shares of Common Stock of the Company, (iv) Highbridge Statistical Market Neutral Fund may be deemed to beneficially own 0.00% of the outstanding shares of Common Stock of the Company, (v) Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P. may be deemed to beneficially own 0.00% of the outstanding shares of Common Stock of the Company, (vi) SGAM AI Equity Fund may be deemed to beneficially own 0.00% of the outstanding shares of Common Stock of the Company and (vii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 5.73% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
0
(ii)	Shared power to vote or to direct the vote
See Item 4(a)
(iii)	Sole power to dispose or to direct the disposition of
0
(iv)	Shared power to dispose or to direct the disposition of
See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

CUSIP No. 69329Y104	13G	Page 18 of 21 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 15, 2008, by and among Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., STAR, L.P. (a statistical arbitrage strategy), Highbridge Statistical Market Neutral Fund, Highbridge Statistically Enhanced Equity Master Fund-U.S., L.P., SGAM AI Equity Fund, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 69329Y104	13G	Page 19 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC
its Trading Manager
By:	/s/ John Oliva
Name:	John Oliva	By:	/s/ John Oliva
Title:	Managing Director	Name:	John Oliva
		Title:	Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.		STAR, L.P. (a statistical arbitrage strategy)

By: Highbridge Capital Management, LLC		By: Highbridge Capital Management, LLC
its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE STATISTICAL MARKET NEUTRAL FUND		HIGHBRIDGE STATISTICALLY ENHANCED EQUITY MASTER FUND-U.S., L.P.

By: Highbridge Capital Management, LLC		By: Highbridge Capital Management, LLC
its Sub-Advisor		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

SGAM AI EQUITY FUND

By: Highbridge Capital Management, LLC		/s/ Glenn Dubin
its Sub-Advisor		GLENN DUBIN

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

/s/ Henry Swieca
HENRY SWIECA

CUSIP No. 69329Y104	13G	Page 20 of 21 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of PDL BioPharma, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 15, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC
its Trading Manager
By:	/s/ John Oliva
Name:	John Oliva	By:	/s/ John Oliva
Title:	Managing Director	Name:	John Oliva
		Title:	Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.		STAR, L.P. (a statistical arbitrage strategy)

By: Highbridge Capital Management, LLC		By: Highbridge Capital Management, LLC
its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE STATISTICAL MARKET NEUTRAL FUND		HIGHBRIDGE STATISTICALLY ENHANCED EQUITY MASTER FUND-U.S., L.P.

By: Highbridge Capital Management, LLC		By: Highbridge Capital Management, LLC
its Sub-Advisor		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

CUSIP No. 69329Y104	13G	Page 21 of 21 Pages

SGAM AI EQUITY FUND

By: Highbridge Capital Management, LLC		/s/ Glenn Dubin
its Sub-Advisor		GLENN DUBIN

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

/s/ Henry Swieca
HENRY SWIECA